UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ProPetro Holding Corp.
Full Name of Registrant

N/A
Former Name if Applicable

1706 S. Midkiff, Bldg. B
Address of Principal Executive Office (Street and Number)

Midland, TX 79701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ProPetro Holding Corp. (the “Company”) will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2019 by March 2, 2020, the prescribed due date for such filing, without unreasonable effort or expense for the reasons set forth below.

As disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on February 24, 2020 (the “Form 8-K”), the Audit Committee of the Company’s Board of Directors (the “Committee”), with assistance of independent outside counsel and accounting advisors, has completed fact finding associated with its review of the matters previously disclosed in the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 8, 2019, October 9, 2019 and November 13, 2019. While the Committee has completed fact finding associated with its review, the Committee and management continue to provide information to the Company’s independent registered public accounting firm regarding the conclusions of the Committee’s review and the Company’s remediation plan.

The Committee and management have not identified to date any items that would require restatement of the Company’s previously reported balance sheets, statements of operations, statements of shareholders’ equity or statements of cash flows. However, the Committee’s internal review has identified a number of internal and disclosure control deficiencies. As a result, the Company’s management has to date concluded that there were multiple material weaknesses that resulted in the Company’s internal control over financial reporting and disclosure controls and procedures not being effective as of a prior date, certain of which existed as of December 31, 2018.  Accordingly, on November 13, 2019, the Company announced that investors should no longer rely on management’s report on internal control over financial reporting or the internal control over financial reporting opinion of the Company’s independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Annual Report”).  The Company expects to amend the 2018 Annual Report and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 in the future to reflect these conclusions.

The Company continues to evaluate the identified deficiencies and material weaknesses and provide its conclusions related thereto to its independent registered public accounting firm. Additionally, the new members of the Company’s management team who are responsible for certifying the accuracy of the Company’s financial information and the effectiveness of the Company’s disclosure controls and procedures require additional time in order to be in a position to certify amended, delinquent and future filings with the SEC.

The Company’s management continues to provide information to its independent registered public accounting firm in order to allow it to evaluate the sufficiency of the scope of the internal review and associated findings, as well as the Company’s proposed remediation plan and the impact that any identified material weaknesses may have on its prior opinions.  Management will continue to perform additional procedures with respect to historical periods, which must be completed prior to the Company making any amended, delinquent or future SEC filings. Management is working to complete its preparation of quarterly and annual financial statements to allow its independent registered public accounting firm to perform quarterly reviews and an audit of the financial statements as of and for the year ended December 31, 2019.

The Company cannot currently predict when this process will be completed. The Company continues to work diligently to become current in its filing obligations with the SEC as soon as reasonably practicable, and it currently expects to do so prior to the expiration of the additional trading period granted by the NYSE on July 15, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Darin G. Holderness	432	688-0012
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			Yes ☐ No ☒

	The registrant has not filed its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2019 and September 30, 2019.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes ☐ No ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ProPetro Holding Corp.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 24, 2020	By:	/s/ Darin G. Holderness
		Name:	Darin G. Holderness
		Title:	Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).